Filed by GBC Bancorp
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No.: 0-16213
Subject Company: GBC Bancorp

[Cathay Logo]	[General Logo]

May 7, 2003

To the Employees of Cathay and General,

This is the first of our joint letters to discuss our plans to combine our two very similar banks into the leading Asian-American bank. While there are still several steps to complete in the months ahead – steps that include shareholder and regulatory approvals – you will find many of the details of our plans in the news release that we have issued today.

The combined bank will become the leading Asian-American bank in the U.S. serving business and retail customers in key markets in California, Massachusetts, New York, Texas and Washington. It gives us the size and scale to serve the many needs of our customers even better than we do today. It also positions us to capitalize on the ever-increasing pace of Pacific Rim trade, and our larger size will provide us with the necessary platform to convert some of our overseas representative offices into full-service branches.

We believe that a larger bank, focused on growth, can offer employees significant career opportunities and benefits over the longer-term.

Our decision to join forces reflects our similar business strategies and cultures. Both banks have built our franchises on strong relationships with Asian-American companies and individuals, and have earned their reputations for excellent personal service, while maintaining highly efficient operations.

During the process of integration, we will remain focused on customer service and personal relationships because they are key strengths of our banks. We call on all employees to continue the excellent job you’ve been doing to ensure that customers experience no interruption in their banking service as we move forward with our plans.

We understand that many of you have questions about consolidation and job elimination. We know we will have to eliminate some positions and consolidate some offices. In the near term, we will provide details about our severance programs for employees affected, as well as a retention program to ensure a smooth transition. Although we’re not yet prepared to answer detailed questions, both of us can assure you that we’ll work hard to eliminate the uncertainties as quickly as we can. And we’ll update you as we go.

We are planning an integration process that ensures that we keep the people and resources that will allow us to do an even better job of serving our customers and our community in the future.

Together, our companies have an opportunity to expand our reputation for serving the important centers of the Asian-American community and offer greater choice, convenience and value to our customers.

During the integration process, our similarities will be an asset. Indeed, some of you have worked at both banks during your careers. Once the merger closes, we anticipate a smooth transition. We know, however, that change is not always easy, so we ask for your patience and cooperation in the coming months.

As executives of two banks that competed in the same markets, we have known each other for decades and always respected each other immensely. Now, as we announce our agreement to join to form the leading Asian-American bank, we believe our business plans and cultures will fit together well as we unite to provide even better service to our communities.

Dunson K. Cheng, Ph. D. Chairman, President & Chief Executive Officer Cathay Bank	Peter Wu, Ph. D. Chairman, President & Chief Executive Officer General Bank

                      Cathay Bancorp, Inc., GBC Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Cathay Bancorp and GBC Bancorp in connection with the proposed merger. Information about the directors and executive officers of Cathay Bancorp and their ownership in Cathay Bancorp stock can be found in the proxy statement for Cathay Bancorp’s 2003 annual meeting of stockholders. Information about the directors and executive officers of GBC Bancorp and their ownership in GBC Bancorp stock can be found in the proxy statement for GBC Bancorp’s 2003 annual meeting of shareholders. You may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus described below when it becomes available.

                     In connection with the proposed merger, Cathay Bancorp and GBC Bancorp will file certain materials with the SEC, including a Registration Statement on Form S-4 containing a proxy statement/prospectus. Because those documents will contain important information, you are urged to read them when they become available. When filed with the SEC, they will be available for free on the SEC’s website at www.sec.gov. You may obtain from us free copies of our reports, proxy statements and other information regarding us filed with the SEC and, when available, the proxy statement/prospectus relating to the proposed merger. Requests for documents relating to Cathay Bancorp should be directed to Cathay Bancorp, 777 North Broadway, Los Angeles, California 90012, Attention: Investor Relations (213) 625-4749. Requests for documents relating to GBC Bancorp should be directed to GBC Bancorp, 800 West Sixth Street, Los Angeles, California 90017, Attention: Investor Relations (213) 972-4293.